UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registration statements on Form F-10 (File Nos. 333-291985 and 333-294020) and on Form F-3 (File Nos. 333-294017, 333-294017-01 and 333-294017-02) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: October 16, 2026	By:	/s/ Brian Curry
Name: Brian Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated October 16, 2026